May 28, 2014

John Grzeskiewicz

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File Nos. 333-178833, 811-22655.

Dear Mr. Grzeskiewicz:

On March 14, 2014, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Good Harbor Tactical Currency Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 100 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 25, 2014, you provided oral comments with respect to the Fund.  Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

SUMMARY PROSPECTUS

Comment 1.  Please state any limit on the duration of the Fund’s investments in fixed income securities and define duration.

Response.  The Registrant has amended disclosures to state that "short-duration" means three years or less.  The Registrant has included a definition of duration substantially as follows.  Duration is a measure, similar to maturity, that is used to determine the price sensitivity of a fixed income security to changes in interest rates.  For example, if a fixed income security has a duration of three years and interest rates rise by one percent, the security’s price will decline by three percent.

Comment 2.  Please state whether the short-duration fixed income securities will be U.S. Dollar denominated or may be denominated in foreign currencies.

Response.  The Registrant has revised disclosures to state that short-duration fixed income securities will be U.S. Dollar denominated.

Comment 3.  Please clarify that ETF’s will be used to invest in the same type of short-duration fixed income securities that the Fund would invest in directly.

Response.  The Registrant has revised disclosures to state that ETF’s will be used to invest in the same type of short-duration fixed income securities that the Fund would invest in directly.

Comment 4.  With respect to derivative disclosures, please confirm that the Registrant is familiar with and has considered the disclosure principles outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

Response.  The Registrant confirms it has reviewed the Derivatives Letter and believes derivative-related disclosures are consistent with its principles including specificity as to derivative type, purpose and risks.

Comment 5.  Under Principal Investment Risks, please remove references to "other pooled investment vehicles" as they are not identified as part of the Fund's principal investment strategies.

Response.  The Registrant has made the requested deletion.

STATUTORY PROSPECTUS

Comment 6.  Please enhance foreign currency forward contract disclosures to explain the mechanics of forwards including non-standard terms and risks.  Also, specify whether the Fund will use deliverable forwards or non-deliverable forwards and explain the differences between the two types of forward contracts.

Response.  The Registrant has revised foreign currency forward contract disclosures to explain the mechanics of forwards including non-standard terms and risks.  The Registrant has also amended disclosures to specify that the Fund uses cash-settled forwards and to describe the difference between the two types of forward contracts using language substantially as follows.

"A cash-settled foreign currency forward contract is similar to a regular foreign currency forward contract, except that at maturity the cash-settled contract does not require physical delivery of currencies.  A foreign exchange forward contract is an obligation to purchase or sell a specific currency on a future date (settlement date) for a fixed price set on the date of the contract (trade date).  According to the terms of a cash-settled foreign currency forward contract, on the settlement date, the party that is long the now-depreciated currency pays the other party the amount of the depreciation times the notional amount of the contract.  This represents the difference between the contracted forward price and the spot market rate at settlement date.  By utilizing cash-settled foreign currency forward contracts, the Fund will not take physical delivery of a currency as part of a forward contract.  All forward contracts are subject to counterparty default risk."

Comment 7.  Please define which countries or regions are included in "developed countries."

Response.  The Registrant has revised disclosures to define developed countries.  As of the date of this prospectus, the Fund defines developed countries to include: Austria, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom and the United States.  Additionally, the Fund generally defines developed countries as those with above average per-capita income or included in the World Bank's definition of high income countries.

Comment 8.  In the sentence describing the portfolio managers as being responsible for day to day management, please clarify that there are "three" portfolio managers.

Response.  The Registrant has amended disclosures as requested.

STATEMENT OF ADDITIONAL INFORMATION

Comment 9.  Please confirm that no principal investment strategies and risks are only disclosed in the Statement of Additional Information.

Response.  The Registrant so confirms and notes that non-principal strategies and risks are disclosed in the Statement of Additional Information as well as supplemental details about some principal investment strategies and risks.

Comment 10.  Please confirm that the Registrant includes illiquid forward contracts in its measurement of illiquid assets for purposes of complying with the 15% of net assets limit on illiquid.

Response.  The Registrant believes all forward contracts in which it invests will be liquid, but confirms that it will include illiquid forward contracts (those that cannot be liquidated at or near carrying value within 7 days) in its measurement of illiquid assets for purposes of complying with the 15% of net assets limit illiquid assets.

Comment 11.  Please confirm that the Fund uses only forward contracts for foreign currency investing.

Response.  The Registrant confirms the Registrant uses only forward contracts for foreign currency investing.

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

766143.2